Exhibit 99.20

INSIDER STOCK PURCHASE INSTRUCTION

THIS INSIDER STOCK PURCHASE INSTRUCTION dated November 12, 2015 (this “Instruction”) authorizes Deutsche Bank Securities Inc. (“Broker”) to purchase Ordinary Shares, par value EUR 0.01 per share (“Stock”) of AerCap Holdings N.V. (the “Company”) on behalf of Waha AC Coöperatief U.A. (the “Purchaser”).

WITNESSETH:

WHEREAS, the Purchaser desires to purchase shares of Stock in accordance with a written instruction to Broker that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

WHEREAS, Broker is willing to purchase Stock for the Purchaser in accordance with this Instruction;

NOW, THEREFORE, the Purchaser and Broker hereby agree as follows:

Section 1. Appointment. The Purchaser hereby appoints Broker to purchase shares of Stock on the terms and conditions set forth in this Instruction. Subject to such terms and conditions, Broker hereby accepts such appointment.

Section 2. Stock Purchases. Beginning on the Commencement Date (as defined in Section 3 below), Broker shall purchase Stock for the Purchaser’s account in accordance with this Instruction on each day on which the New York Stock Exchange (the “Exchange”) is open for trading and the Stock trades regular way on the Exchange, at the then prevailing market prices; provided, however, that:

(a) Broker shall use its best efforts to ensure that the total number of shares of Stock that Broker purchases on any day shall not exceed the then applicable volume limitation of Rule 10b-18 under the Exchange Act;

(b) Broker shall refer to schedule A for share and price parameters.

The number of shares referred to in Schedule A shall be adjusted automatically on a proportionate basis in a commercially reasonable manner to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Company that occurs during the term of this Instruction. Broker agrees to provide the Purchaser with notice of each purchase made hereunder via e-mail on the date of any such purchase and at such other times as the Purchaser may reasonably request.

Section 3. Term of Instruction. Broker is authorized to begin purchasing Stock in accordance with this Instruction as of the date hereof (the “Commencement Date”) and shall cease purchasing Stock on the earliest to occur of: (a) the close of trading on May 12, 2016; (b) the date that the number of shares of Stock purchased by Broker pursuant to clause (a) of Schedule A reaches the Upper Purchase Limit (as defined in Schedule A) and the number of shares of Stock purchased by Broker pursuant to clause (b) of Schedule A reaches the Lower Purchase Limit (as defined in Schedule A); or (c) the date the Purchaser gives notice of termination of this Instruction to Broker in accordance with Section 4 (such period, the “Purchase Period”).

Section 4. Termination by the Purchaser. The Purchaser may, by notice to Broker, on any day on which the Exchange is open for trading, terminate this Instruction; provided that any such termination shall be in good faith and shall not affect any pre-termination purchases of Stock by Broker hereunder. In addition, if at any time during the term, a legal, contractual or regulatory restriction that is applicable to Purchaser or Purchaser’s affiliates would prohibit any purchase pursuant to this Instruction (other than any such restrictions relating to Purchaser’s possession or alleged possession of material nonpublic information about the Company or its securities), the Purchaser agrees to give Broker notice of such restriction by telephone as soon as practicable. Such notice shall be made to Faiz Kahn at (212) 250-0668 and Faiz.khan@db.com with a copy to John O’Dowd at (212) 250-7421 and John.odowd@db.com with a copy to Nicole Massachi at (212) 250-7242 and Nicole.massachi@db.com and shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Purchaser or otherwise communicate any material nonpublic information about the Company or its securities to Broker.

Section 5. Best Execution. Any Stock purchased pursuant to this Instruction shall be purchased under ordinary principles of best execution at the then-prevailing market price.

Section 6. Compliance with Rule 10b-18. Broker agrees to use reasonable efforts to effect all purchases hereunder in compliance with Rule 10b-18 under the Exchange Act, and to comply with all other applicable laws, rules and regulations in effecting any purchase of Stock under this Instruction and performing its obligations hereunder.

Section 7. Compliance with Rule 10b5-1(c). It is the intent of the parties that this Instruction comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act, and this Instruction shall be interpreted to comply with the requirements of Rule 10b5-1(c) under the Exchange Act. Without limiting the foregoing, (a) the Purchaser acknowledges and agrees that it may not attempt to exercise any subsequent influence over how, when or whether to effect purchases of Stock pursuant to the terms of this Instruction nor may it enter into or alter any corresponding or hedging transaction or position with respect to the Stock covered by this Instruction; and (b) Broker agrees that no person who exercises influence, directly or indirectly, on its behalf in effecting purchases of Stock pursuant to the terms of this Instruction may do so while aware of any material non-public information relating to the Stock or the Company.

Section 8. Representations and Warranties. The Purchaser represents and warrants as follows:

(a) Purchaser is not aware of any material, non-public information about the Stock or the Company on the date hereof.

(b) Purchaser is entering into this Instruction in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or otherwise manipulate or support the market for the Stock.

(c) Purchaser’s execution, delivery and performance of this Instruction (and any placement of orders to repurchase shares pursuant to this Instruction) are duly authorized by all necessary corporate action and do not contravene any provision of its constitutive documents, if applicable, or any law, regulation or contractual restriction binding on it or its assets and do not give rise to any conflict of interest with the Company or its shareholders.

(d) Purchaser shall be responsible for arranging all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act as a result of the transactions contemplated hereunder, to the extent such filings are applicable to Purchaser.

(e) Purchaser agrees not to take any action which would cause any purchase by Broker pursuant to this Instruction not to comply with Rule 10b-18 under the Exchange Act. Purchaser represents that it and its controlled affiliates will, whether directly or indirectly, effect all Rule 10b-18 purchases (as defined in Rule 10b-18(a)(13)) from or through Broker only on any day where Broker is purchasing Stock on behalf of Purchaser in accordance with this Instruction, and agrees to provide Broker with evidence reasonably satisfactory to Broker that such representation is true and correct.

Section 9. Indemnification and Limitation on Liability.

(a) The Purchaser agrees to indemnify and hold harmless Broker (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and costs) arising out of or attributable to: (i) any material breach by Purchaser of this Instruction or any of the agreements, covenants, representations or warranties contained herein, and (ii) any violation by Purchaser of applicable laws or regulations in connection with this Instruction and the transactions contemplated hereby; provided, however, that Purchaser shall not have any indemnification obligations in the case of gross negligence, bad faith, material breach of a term of this Instruction or willful misconduct of the Broker or any other indemnified person. This indemnification shall survive the termination of this Instruction.

(b) Notwithstanding any other provision herein, neither party shall be liable to the other for: (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, including but not limited to lost profits, lost savings, or loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

(c) The Purchaser acknowledges and agrees that Broker has not provided Purchaser with any tax, accounting or legal advice with respect to this Instruction, including whether Purchaser would be entitled to any of the affirmative defenses under Rule 10b5-1.

Section 10. Market Disruptions, Restrictions, etc.

(a) The Purchaser shall notify Broker as soon as commercially reasonably practicable if it obtains knowledge that it has become subject to any legal, regulatory or contractual restriction that Purchaser reasonably believes would prohibit Broker from making purchases under this Instruction (it being understood the Purchaser becoming aware of material, non-public information shall not constitute such a restriction), and, in such a case, the Purchaser and Broker shall cooperate to amend or otherwise revise this Instruction to take account of such legal, regulatory or contractual restriction (provided that neither party shall be required to take any action that would be inconsistent with the requirements of Rule 10b-5 or Rule 10b5-1(c) under the Exchange Act).

(b) The Purchaser understands that Broker may not be able to effect a purchase due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker. If any purchase cannot be executed as required by Section 2 due to a market disruption or legal, regulatory or contractual restriction applicable to Broker as reasonably determined by Broker based on advice of counsel, Broker agrees, subject to Section 3, to refrain from making such purchase at such time and to effect such purchase as promptly as practical after the cessation or termination of such market disruption or applicable restriction.

(c) Broker agrees not to purchase Stock under this Instruction after it has received notice from the Purchaser to terminate this Instruction under Section 4.

Section 11. Fees. The Purchaser shall pay Broker USD 0.03 per share of Stock purchased under this Instruction.

Section 12. Entire Agreement; Amendments; Assignment. This Instruction constitutes the entire agreement of the parties with respect to the subject matter hereof and shall not be modified or amended except by a writing signed by each of the parties (provided that any such modification or amendment shall not be inconsistent with the requirements of Rule 10b5-1(c) under the Exchange Act). In the event of any inconsistency between this Instruction and the account agreement between the parties, this Instruction shall govern. Neither party may assign its rights or obligations under this Instruction without the prior written consent of the other parties and any such assignment without such consent shall be void.

Section 13. Notices. All notices hereunder must be in writing and shall be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to the Purchaser, to:

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043EJ Amsterdam

The Netherlands Attn.: Mr. Evren Atasever

Phone: +31 (0)20 5405 800

Fax.: +31 (0)20 6447 011

with a copy to:

c/o Waha Capital PJSC

PO Box 28922

Abu Dhabi, UAE

Attention: General Counsel

Telephone: +971 2 667 7343

Fax: +971 2 667 7383

and a copy to:

waha-aer-notice@wahacapital.ae

If to Broker, to:

Deutsche Bank Securities Inc.

60 Wall Street, NYC60-0425

New York, NY 10005-2858

with a copy to:

Faiz Khan

(212) 250-0668

Faiz.khan@db.com

with a copy to:

John O’Dowd

(212) 250-7421

John.odowd@db.com

with a copy to:

Nicole Massachi

(212) 250-7242

Nicole.massachi@db.com

All such notices shall (a) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (c) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

Section 14. Governing Law. This Instruction shall be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof.

Section 15. Counterparts. This Instruction may be executed in several counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same document.

IN WITNESS WHEREOF, the parties have caused this Instruction to be signed by their duly authorized representatives as of the date first above written.

WAHA AC COÖPERATIEF U.A.		DEUTSCHE BANK SECURITIES INC.

By:	/s/ Hani Ramadan	By:	/s/ Faiz Khan
Name:	Hani Ramadan	Name:	Faiz Khan
Title:	Managing Director	Title:	Managing Director

		By:	/s/ Francis Windels
		Name:	Francis Windels
		Title:	Managing Director